SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JANUARY , 2004.
                                          ---------  ----

                              IMA EXPLORATION INC.
                   -------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA Exploration Inc.
                                           (Registrant)

Date   January 6, 2004                     By  /s/ William Lee
     ------------------------------        -------------------------------------
                                           (Signature)



William Lee, Director and Chief Financial Officer
---------------------------------------------------------------------
1 Print the name and title of the signing officer under his signature.

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                                      - 1 -


                                 BC FORM 53-901F

                                    (FORM 27)

                                 Securities Act

                             MATERIAL CHANGE REPORT

              Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")
        Section 118(1) of the Securities Act, Alberta (the "Alberta Act")
        Section 75(2) of the Securities Act, Ontario (the "Ontario Act")


1.   REPORTING ISSUER

     The full name of the Issuer is IMA Exploration Inc. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #709 - 837 West Hastings Street
     Vancouver, BC
     V6C 3N6
     Phone:  (604) 687-1828

2.   DATE OF MATERIAL CHANGE

     January 6, 2004

3.   PRESS RELEASE

     A press release dated January 6, 2004, a copy of which is attached, was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.

4.   SUMMARY OF MATERIAL CHANGE(S)

     Please see attached press release for details.

5.   FULL DESCRIPTION OF MATERIAL CHANGE

     Please see attached press release for full details.

6. RELIANCE ON SECTION 85(2) OF THE BRITISH COLUMBIA ACT, SECTION 118(2) OF THE ALBERTA ACT AND SECTION 75(3) OF THE ONTARIO ACT

     Not Applicable




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                                      - 2 -

7.   OMITTED INFORMATION

     Not Applicable

8.   SENIOR OFFICER

     The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     William Lee
     Chief Financial Officer
     Phone:  (604) 687-1828

9.   STATEMENT OF SENIOR OFFICER

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 6th day of January, 2004.




                                            /s/ William Lee
                                            ------------------------------------
                                            William Lee, Chief Financial Officer

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                     January 6, 2004

      DRILLING EXPANDS SIZE AND SILVER GRADE OF NAVIDAD MINERALIZED SYSTEM

IMA Exploration Inc. (IMR-TSX.V) is pleased to announce additional results from drill holes 4 & 5 drilled on Galena Hill at the Company's 100% owned Navidad Project. Highlights include 137 metres (m) grading 117 grams per tonne (g/t) silver from drill hole 4, 83m grading 229 g/t silver from hole 5.

Results from the completed drill holes 6 to 11 will be released as available and the drill crew is now on route to complete the remaining 1,700 m in the Phase 1 program. IMA's Geologists are very excited by the size potential indicated by the results to date. Upon the completion of the Phase 1 program results will be analyzed to prioritize drill targets and to delineate the scope of the Phase 2 drill program.

TECHNICAL SUMMARY

Drill hole NV03-04 was drilled to a depth of 287.9m at an angle of -45o and intersected brecciated volcanic rocks containing significant sulphides (principally galena +/- pyrite) from surface to 266.7m. The upper 200.2m of this hole returned an average grade of 92.3 g/t silver and 2.49% lead including 55.1m of 164.3 g/t silver and 2.97% lead from 39.6 to 94.7m (see table below and attached section for complete results). This very long intersection of strongly mineralized rock correlates extremely well with anomalous chargeability values as measured by pole-dipole IP on section 51200E and suggests that much of the remaining 1.3 x 1.6 km chargeability anomaly may be mineralized with galena and associated silver. Partial results from hole NV03-04 were previously reported (see Dec 17, 2003 release).

NV03-05 was drilled to a depth of 217.7m at an angle of -60o and intersected 27.5m of pyritic mudstone before penetrating 125.1m of the same mineralized volcanic breccia cored by hole NV03-04. Length weighted average grades include
229.2 g/t silver and 4.24% lead over 83.0m including 18.3m of 503.0 g/t silver and 11.19% lead. The layered pyritic mudstone is important in that it demonstrates the existence of a restricted basin into which sulphides accumulated (principally pyrite in hole NV03-05) indicating that the Navidad system vented hydrothermal fluids to the paleosurface in a subaqueous environment. This mudstone contains elevated zinc values (0.81% over the entire 27.5m intersection) and strong silver and lead values near its bottom contact where it contains crosscutting stringer veinlets of galena.

Drill holes NV03-04 and NV03-05 were drilled on section 51,160E and were collared 133m apart. Previously announced hole NV03-03 was drilled on the same section and intersected 175.5m of 26.0 g/t silver and 1.35% lead over its entire length. It now appears that NV03-03 was drilled at a shallow angle to the dip of the strata and never crossed the core of the target. Holes NV03-04 and 05 appear to cross the geological units closer to perpendicular and indicate true thicknesses of mineralization of 70 to 140m. Together these three holes indicate a mineralized horizontal width of at least 340m on section 51160E.

IMA Exploration Inc. focuses on quality exploration work designed to define economic gold and silver deposits in Argentina and Peru. IMA has put together an enviable property portfolio including over 37 well-located, high-potential projects and is continuing to add to this package through grass-roots exploration and staking.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
----------------------------------
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                   2004 Number 2

                    TABLE 2: RESULTS FROM DRILLHOLES 4 AND 5

(For  results  from  drillholes  1 to  3  see  Table  1 in  News  Release  Dated
Dec.17,2003)



                      TOTAL   PRIMARY                   COMPOSITE   g/t      %
DDH        LOCATION  LENGTH  LITHOLOGY   FROM      TO     LENGTH   SILVER   LEAD
                    (Metres)           (Metres) (Metres) (Metres)   (LWA)  (LWA)

NV03-04    Galena    287.98  Volcanic     2.8     266.7    263.9     74.1   2.04
            Hill             Breccia
including                                 2.8     203.0    200.2     92.3   2.49
including                                39.6     176.5    136.9    117.3   2.99
including                                39.6     121.3     81.7    141.5   3.15
including                                39.6      94.7     55.1    164.3   2.97
including                                65.0      94.7     29.7    189.5   3.06
including                                65.0      83.5     18.5    241.2   3.40

NV03-05    Galena    217.70  Mudstone &  43.3     126.3     83.0    229.2   4.24
            Hill             Volcanic
                             Breccia
including                                46.7     113.3     66.6    271.8   4.82
including                                46.7      55.9      9.2    578.9   6.82

and                          Volcanic    89.0     107.3     18.3    503.0  11.19
                             Breccia

LWA = length weighted average (all grades are "uncut").
Results for the upper 81.1m of hole NV03-04 were previously released.

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                                [GRAPHIC OMITTED]

 OMITTED GRAPHIC MAY BE VIEWED AT THE COMPANY'S WEBSITE: www:imaexploration.com

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